Filed Pursuant to Rule 433

Registration No. 333-170794

CHASE ISSUANCE TRUST

Class A(2012-4)

Free Writing Prospectus Dated July 19, 2012

$1,250,000,000*

Chase Issuance Trust has prepared a preliminary prospectus supplement subject to completion dated July 19, 2012 and prospectus dated May 4, 2012 which describe the Class A(2012-4) notes to be issued by the issuing entity. You should review the preliminary prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class A(2012-4) notes.

Ratings

Chase Issuance Trust will issue the Class A(2012-4) notes only if they are rated by the following nationally recognized statistical rating organization as follows:

Fitch, Inc.	AAAsf**
Standard & Poor’s Ratings Services	AAA(sf)**

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, Chase Bank USA, National Association or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

J.P. Morgan
Barclays
RBS

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

* Subject to increase up to $2,500,000,000.

** An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings that was implemented by the rating agencies as of September 2010.